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Exhibit 12.1

THOMPSON CREEK METALS COMPANY INC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Three months ended March 31,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income and mining taxes	$140.9	$133.9	$(54.0)	$297.4	$201.3	$(28.7)
Adjustments:
Fixed charges added to earnings	0.9	1.0	1.3	15.2	42.2	9.4

	$141.8	$134.9	$(52.7)	$312.6	$243.5	$19.3

Fixed Charges:
Interest expense	$0.9	$0.9	$1.2	$15.1	$42.1	$9.4
Portion of rent expense representative of interest	—	0.1	0.1	0.1	0.1	—

Fixed charges added to earnings	0.9	1.0	1.3	15.2	42.2	9.4
Ratio of earnings to fixed charges(1)	157.6x	134.9x	N/A	20.6x	5.8x	N/A

(1)
N/A—represents a coverage ratio of less than 1.

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  Exhibit 12.1
THOMPSON CREEK METALS COMPANY INC COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Amounts in millions, except ratios)